Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Fund, the sole series of the Registrant, was held on March 15, 2001, for the purpose of approving the reorganization of the Fund into the Pilgrim Global Information Technology Fund (formerly ING Global Information Technology Fund), a series of Pilgrim Funds Trust (formerly ING Funds Trust), whereby the Fund transferred its assets to the Pilgrim Global Information Technology Fund in exchange for the applicable class of Shares of the Pilgrim Global Information Technology Fund and assumption by Pilgrim Global Information Technology Fund of the Fund's liabilities (For:
922,823, Against: 1,564).